Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-150326

June 8, 2011

PROSPECTUS SUPPLEMENT NO. 42

14,000,000 SHARES OF COMMON STOCK

AGENUS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, September 11, 2009, September 18, 2009, November 12, 2009, January 5, 2010, March 1, 2010, March 25, 2010, April 26, 2010, May 11, 2010, May 18, 2010, July 23, 2010, August 9, 2010, August 25, 2010, November 3, 2010, November 10, 2010, December 30, 2010, January 7, 2011, January 14, 2011, January 28, 2011, March 1, 2011, March 8, 2011, March 18, 2011, April 18, 2011, May 5, 2011, and May 9, 2011) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 7,000,000 shares of our common stock, which they have acquired in a private placement in the United States, and up to 7,000,000 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on June 6, 2011 which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus Supplement No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, Prospectus Supplement No. 17 dated September 11, 2009, Prospectus Supplement No. 18 dated September 18, 2009, Prospectus Supplement No. 19 dated November 12, 2009, Prospectus Supplement No, 20 dated January 5, 2010, Prospectus Supplement No. 21 dated March 1, 2010, Prospectus Supplement No. 23 dated March 25, 2010, Prospectus Supplement No. 24 dated April 26, 2010, Prospectus Supplement No. 25 dated May 11, 2010, Prospectus Supplement No. 26 dated May 18, 2010, Prospectus Supplement No. 27 dated July 23, 2010, Prospectus Supplement No. 28 dated August 9, 2010, Prospectus Supplement No. 29 dated August 25, 2010, Prospectus Supplement No. 30 dated November 3, 2010, Prospectus Supplement No. 31 dated November 10, 2010, Prospectus Supplement No. 32 dated December 30, 2010, Prospectus Supplement No. 33 dated January 7, 2011, Prospectus Supplement No. 34 dated January 14, 2011, Prospectus Supplement No. 35 dated January 28, 2011, Prospectus Supplement No. 36 dated March 1, 2011, Prospectus Supplement No. 37 dated March 8, 2011, Prospectus Supplement No. 38 dated March 18, 2011, Prospectus Supplement No. 39 dated April 18, 2011, Prospectus Supplement No. 40 dated May 5, 2011, and Prospectus Supplement No. 41 dated May 9, 2011, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On June 7, 2011, the last reported closing price per share of our common stock was $0.86 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 42 IS JUNE 8, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

June 6, 2011

Date of Report (Date of earliest event reported)

AGENUS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA	02421
(Address of principal executive offices)	(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On June 6, 2011, Agenus Inc. announced results from a Phase 2 clinical trial testing the Prophage Series G-200 vaccine (HSPPC-96; vitespen) in deadly recurrent brain cancer — glioblastoma multiforme — in a poster presentation at the 47th Annual Meeting of the American Society of Clinical Oncology in Chicago, Illinois.

Results from this trial showed that 93% of the patients were alive at ≥ 26 weeks after surgery and a median overall survival of 11 months (47.6 weeks). Results from pre-defined exploratory analyses of disease progression showed a median progression free survival of approximately 5 months (20 weeks). Importantly, measures of immune response post vaccination with Prophage Series G-200 demonstrated a significant tumor-specific CD8+ T-cell response as well as innate immune responses as marked by a significant increase in levels of circulating NK cells.

The full text of the press release issued in connection with the announcement is being filed as Exhibit 99.1 to this current report on Form 8-K.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibit is filed herewith:

99.1	Press Release dated June 6, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGENUS INC.

Date: June 6, 2011	By:	/s/ Shalini Sharp
Shalini Sharp
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated June 6, 2011

Exhibit 99.1

New Data from Phase 2 Brain Cancer Study with Prophage Series G-200 (HSPPC-96) Shows Improved Overall Survival

Agenus to Host Conference Call at 2 pm CT (3 ET) to Review Data

Lexington, MA – June 6, 2011 – Agenus Inc. (NASDAQ: AGEN), a leading developer of therapeutic vaccines for cancer and infectious diseases, today announced results from a Phase 2 clinical trial testing the Prophage Series G-200 vaccine (HSPPC-96; vitespen) in deadly recurrent brain cancer — glioblastoma multiforme (GBM) — in a poster presentation at the 47th Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago, Illinois.

The key objectives of the Prophage Series G-200 Phase 2 trial were to evaluate the overall survival rate, safety and immunological activity consistent with a tumor-specific immune response. The primary objective of the trial was to assess the survival rate at 26 weeks, which represents the average survival time for patients experiencing recurrence of their GBM. Results from this trial showed that 93% of the patients were alive at ≥ 26 weeks after surgery and a median overall survival of 11 months (47.6 weeks). Results from pre-defined exploratory analyses of disease progression showed a median progression free survival (PFS) of approximately 5 months (20 weeks). Importantly, measures of immune response post vaccination with Prophage Series G-200 demonstrated a significant tumor-specific CD8+ T-cell response as well as innate immune responses as marked by a significant increase in levels of circulating NK cells.

“The robust immune response coupled with improved survival relative to historical controls makes the data from this trial especially encouraging. The safety profile of HSPPC-96 offers a great opportunity for its use in combination with other approved treatments for GBM,” said Andrew T. Parsa, MD, Ph.D., associate professor in the Department of Neurological Surgery at the University of California, San Francisco (UCSF) and lead investigator in the trial. “Taken together, the results clearly support advancement of Prophage Series G-200 into later stage randomized trials, and offer an opportunity to add a biologically active and highly well tolerated adjuvant therapy to surgical resection for recurrent GBM patients.”

Adverse events considered related to Prophage Series G-200 were grade 1 or 2 in nature and mainly associated with the injection, including skin reactions and stinging at the site of injection as well as reports of fatigue. No related grade 3 or 4 adverse events were reported in this trial.

“Based on the promising results from this Phase 2 study, Agenus has started working with the UCSF team, as well as other experts in the field, to design a randomized trial to confirm the efficacy of Prophage Series G-200 in the setting of recurrent GBM,” said Marcel Rozencweig, MD, Acting Chief Medical Officer of Agenus. “With the

recent FDA approvals of Provenge® and Yervoy™, which both harness the power of the immune system to fight cancer and offer the potential for combination use with other immunological agents, I believe we are entering a new era in the treatment of cancer that could see substantially improved survival rates in patients fighting this disease.”

The trial was supported through funding from the American Brain Tumor Association, Accelerated Brain Cancer Cure, National Brain Tumor Society, and National Cancer Institute Special Programs of Research Excellence. Dr. Parsa has not received any financial support or travel expense reimbursement for this work or for consulting activities on behalf of Agenus. Dr. Parsa does not have an equity interest in Agenus or other financial relationship with the company.

Prophage Series G-200 Study Design and Further Results

The Phase 2 trial was designed to enroll approximately 30 patients with recurrent high-grade GBM, the deadliest form of brain cancer. Patients underwent surgery to remove >90% of their tumors (also referred to as gross total resection), which were then used to manufacture Prophage Series G-200, a patient-specific heat shock protein based therapeutic vaccine. Eligible patients were treated after surgery with Prophage Series G-200 once weekly for four weeks, followed by biweekly injections until vaccine depletion or disease progression.

A total of 33 patients were enrolled (ITT population) and all received at least one dose of vaccine; 30 of the 33 patients were considered evaluable per-protocol as they received ≥ 4 doses of Prophage Series G-200. The median patient age was 53 years and all had an original diagnosis of GBM, which tends to carry a poor prognosis.

Results in the ITT population were similar to those reported on in the evaluable group (91% survival rate at ≥ 26 weeks; median survival rate of 42.6 weeks). Results from pre-defined exploratory analyses of disease progression showed a median progression free survival (PFS) of approximately 5 months (20 weeks) in the evaluable population, which were also similar in the ITT population (PFS of 17.1 weeks).

Conference Call Information – June 6, 2011 at 2 pm CT (3 pm ET)

To access the live call, dial 877.475.3568 (domestic) or 678.809.3092 (international); the access code is 67451717. The call will also be webcast and will be accessible from the company’s website at www.agenusbio.com/webcast/. A replay will be available via phone and the company’s website approximately two hours after the call through midnight Eastern Time on August 6, 2011. The replay number is 800.642.1687 (domestic) or 706.645.9291 (international), and the access code is 67451717.

About Glioblastoma Multiforme (GBM)

The incidence rates of primary malignant brain and central nervous system (CNS) cancers have increased over the last three decades.[1] The American Cancer Society estimates that more than 22,000 malignant tumors of the brain or spinal cord were diagnosed during 2010 in the US and that more than 13,000 people would die from these tumors. Glioblastoma is the most common primary malignant brain tumor and accounts for the majority of diagnoses and has been associated with a particularly poor prognosis, with survival rates at 1 and 5 years equaling 33.7% and 4.5%, respectively.[2] The current standard of care for patients with newly diagnosed glioblastoma is surgical resection followed by fractionated external beam radiotherapy and systemic temozolomide[3] resulting in a median overall survival (OS) of 14.6 months[4] based on data from a randomized Phase III trial. Although this treatment can prolong survival, it is not curative and the vast majority of patients with glioblastoma experience recurrent disease, with a median time to recurrence of 7 months.[5] Currently, there is no standard treatment for patients with recurrent glioblastoma, although additional surgery, chemotherapy (i.e., CCNU, temozolomide), bevacizumab, and radiotherapy are used.

About the Prophage Series of Cancer Vaccines

The Prophage Series of vaccines are patient-specific therapeutic cancer vaccine candidates. Prophage Series vaccines contain the heat shock protein, gp96, and associated peptides that are purified from patient tumor tissue. Prophage Series vaccines are designed to target only cancerous cells — not healthy normal cells. As a result, Prophage Series vaccines are designed to limit the toxicities associated with traditional broad-acting cancer treatments.

In addition to the recurrent GBM study reported above, a Phase 2 trial testing Prophage Series G-100 in newly diagnosed GBM is on-going and actively enrolling patients. This trial is also being sponsored by Dr. Andrew Parsa of UCSF and primarily supported with funding from the American Brain Tumor Association, Accelerated Brain Cancer Cure, National Brain Tumor Society, and National Cancer Institute Special Programs of Research Excellence.

The glioma trial in newly diagnosed patients involves administration of Prophage Series G-100 in combination with radiation and Temodar® (Merck; temozolomide), the standard of care. Based on encouraging early results, this trial has been expanded to include up to 10 leading brain tumor research centers in the United States.

About Agenus

Agenus Inc. is a biotechnology company working to develop treatments for cancers and infectious diseases. The company is focused on immunotherapeutic products based on strong platform technologies with multiple product candidates advancing through the clinic, including several product candidates that have advanced into late-stage clinical trials through corporate partners. For more information, please visit www.agenusbio.com.

Forward-Looking Statement

This press release contains forward-looking statements, including statements regarding clinical trial activities and the presentation of data. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the factors described under the Risk Factors section of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended March 31, 2011. Agenus cautions investors not to place considerable reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this document, and Agenus undertakes no obligation to update or revise the statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Agenus’ business is subject to substantial risks and uncertainties, including those identified above. When evaluating Agenus’ business and securities, investors should give careful consideration to these risks and uncertainties.

References

1. Maher EA, McKee AC. In: Atlas of diagnostic oncology. 3. Skarin AT, Canellos GP, editor. London: Elsevier Science; 2003. Neoplasms of the central nervous system; pp. 5–10.

2. Central Brain Tumor Registry of the United States (CBTRUS) 2010 CBTRUS statistical report: primary brain and central nervous system tumors diagnosed in the United States in 2004-2006.http://www.cbtrus.org/reports/reports.html

3. National Comprehensive Cancer Network clinical practice guidelines in oncology-central nervous system cancers. v.1.2010. http://www.nccn.org/professionals/physician_gls/PDF/cns.pdf

4. Stupp R, Mason WP, van den Bent MJ, Weller M, Fisher B, Taphoorn MJ, Belanger K, Brandes AA, Marosi C, Bogdahn U, Curschmann J, Janzer RC, Ludwin SK, Gorlia T, Allgeier A, Lacombe D, Cairncross JG, Eisenhauer E, Mirimanoff RO. European Organisation for Research and Treatment of Cancer Brain Tumor and Radiotherapy Groups; National Cancer Institute of Canada Clinical Trials Group. Radiotherapy plus concomitant and adjuvant temozolomide for glioblastoma. N Engl J Med. 2005;352(10):987–996. doi: 10.1056/NEJMoa043330.

5. Wen PY, DeAngelis LM. Chemotherapy for low-grade gliomas: emerging consensus on its benefits. Neurology. 2007;68(21):1762–1763. doi: 10.1212/01.wnl.0000266866.13748.a9.

Provenge is a registered trademark of Dendreon Corporation and Yervoy is a trademark of Bristol-Myers Squibb Company.

Contact: Jonae Barnes, 617-818-2985